UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Consolidated Building Products, Inc.

File No. 333-193078 – CF 30581

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Issuer, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 10, 2014.

Based on representations by Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 5, 2024
Exhibit 10.3	through February 5, 2024
Exhibit 10.4	through February 5, 2024
Exhibit 10.5	through February 5, 2024
Exhibit 10.6	through February 5, 2024
Exhibit 10.7	through February 5, 2024
Exhibit 10.19	through February 5, 2024
Exhibit 10.21	through February 5, 2024
Exhibit 10.22	through February 5, 2024
Exhibit 10.23	through February 5, 2024
Exhibit 10.24	through February 5, 2024
Exhibit 10.25	through February 5, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary